October 6, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Alternative Strategies Fund, File Nos. 333-168158 and 811-22440

Dear Sir/Madam:

On behalf of Alternative Strategies Fund, a registered investment company (the “Fund”), we hereby submit, via electronic filing, Post-Effective Amendment No. 18 to the Fund’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”). The Amendment is filed pursuant to Rule 486(a) promulgated under the Securities Act. The main purpose for this filing is to provide for a new investment adviser for the Fund and certain revisions to the principal investment strategies and risks of the Fund.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla